WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1

NewBridge Global Ventures, Inc.

626 East 1820 North

Orem, UT 84097

March 30, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block Attorney-Advisor, Office of Transportation and Leisure

Re:	NewBridge Global Ventures, Inc. Withdrawal of Registration Statement on Form S-1 Filed on December 29, 2017 Amendment filed on March 14, 2018 File No. 333-222355

Ladies and Gentlemen:

On behalf of NewBridge Global Ventures, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-222355), as initially filed with the Securities and Exchange Commission (“Commission”) on December 29, 2017 (as amended on March 14, 2018, the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of the cancellation of a previous agreement and the entering into a new agreement. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

The Company has entered into an Equity Purchase Agreement with GHS Investments, LLC (“GHS”), a Nevada limited liability company and intends to immediately file a new Registration Statement which only contemplates the resell registration of shares sold to GHS and certain shares held by existing shareholders.   In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited towards the filing fees associated with the new Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to J. Martin Tate, Esq. of Carman Lehnhof Israelsen, LLP, via email at mtate@clilaw.com.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact J. Martin Tate of Carman Lehnhof Israelsen, LLP by telephone at (801) 534-4435.

Sincerely,

/s/ Robert Bench

Robert Bench

Chief Financial Officer